March 16, 2020

Roop Mundi
Chief Executive Officer
Infuzed Brands Inc.
409 Granville Street, Suite 1000
Vancouver, British Columbia, Canada V6C 1T2

       Re: Infuzed Brands Inc.
           Offering Statement on Form 1-A
           Filed March 2, 2020
           File No. 24-11166

Dear Mr. Mundi:

       We have reviewed your offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed March 2, 2020

General

1. It does not appear that you have filed all exhibits. Please file by amendment the exhibits required by Part III, Item 17 of Form 1-A. For redacted Exhibit 6.13, guidance on how and what to file, you may wish to refer to "CF Disclosure Guidance: Topic No. 7"
      available on the Commission's website. Please also note that the confidential treatment request must be completed before we act on a request for qualification of the Form 1-A.
      Please refer generally to Rule 251(e) of Regulation A.
Cover Page of Offering Circular, page i

2. You disclose the number of units in the offering. Please also disclose on the offering circular cover page the number of common shares and common share purchase warrants in the units, and the number of common shares underlying the warrants. See Item 1(a)(d)
      of Form 1-A.
 Roop Mundi
Infuzed Brands Inc.
March 16, 2020
Page 2
Exhibit 12
Legal Opinion, page 50

3. Please have counsel revise the legal opinion to disclose the number of common shares and common share purchase warrants in the units, and the number of common shares underlying the common share purchase warrants. We note the reference to "all warrants." Please also ensure that the legal opinion refers to the full amount of the offering. We note the reference to "net proceeds" of approximately $48,730,000 although the cover page discloses that the total proceeds of the offering is $49,700,000.
       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements before qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Jean C.
Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Sherry Haywood, Senior Counsel, at (202) 551-3345 with any other questions.



                                                           Sincerely,
FirstName LastNameRoop Mundi
                                                           Division of
Corporation Finance
Comapany NameInfuzed Brands Inc.
                                                           Office of
Manufacturing
March 16, 2020 Page 2
cc:       Rebecca G. DiStefano, Esq.
FirstName LastName